FG NEXUS INC.

6408 Bannington Road

Charlotte, NC 28226

October 9, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	FG Nexus Inc.
Request to Withdraw Registration Statement on Form S-3 (File No. 333-290020)

Ladies and Gentlemen:

FG Nexus Inc. f/k/a Fundamental Global Inc., a Nevada corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-290020 on September 4, 2025 (such registration statement, as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”), registering for resale shares of the Company’s common stock by the selling stockholders identified therein (the “Selling Stockholders”). The Registration Statement is still under review by the Commission.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement together with all exhibits thereto. No securities were sold or resold pursuant to the Registration Statement or in any offering pursuant to the Registration Statement. As of September 5, 2025, the Company qualified as a WKSI, and the Company plans to file an automatic shelf registration statement on Form S-3ASR that will register for resale the shares of the Company’s common stock by the Selling Stockholders (the “Resale Form S-3ASR”).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, including to offset the registration fee payable with respect to the shares of the Company’s common stock that are to be registered on the Resale Form S-3ASR that the Company intends to file with the Commission.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Kyle Cerminara, Chairman, FG Nexus Inc., 6408 Bannington Road, Charlotte, NC, 28226 (Email: kyle@fgnexus.io), with a copy to James A. Prestiano, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154 (Email: jprestiano@loeb.com).

Please do not hesitate to contact James A. Prestiano, Esq. at (212) 407-4831 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Kyle Cerminara
Name:	Kyle Cerminara
Title:	Chairman and Chief Executive Officer

cc James A. Prestiano, Esq., Loeb & Loeb LLP